Exhibit 99.1

NIO Inc. Prices Offering of US$650 Million Convertible Senior Notes

SHANGHAI, China, January 30, 2019—NIO, Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today announced the pricing of its previously announced offering (the “Notes Offering”) of US$650 million in aggregate principal amount of convertible senior notes due 2024 (the “Notes”). The Company has granted the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$100 million in principal amount of the Notes. The Company plans to use part of the net proceeds from the Notes Offering to pay the costs of the capped call transactions and the zero-strike call option transactions described below and use the remainder of the proceeds on research and development of products, services and technology, development of manufacturing facilities and the roll-out of supply chain, sales and marketing, and other working capital needs. An entity affiliated with Tencent Holdings Limited, one of the Company’s principal shareholders, and an entity affiliated with Hillhouse Capital Management Ltd., another one of the Company’s principal shareholders, are expected to purchase US$30 million and US$5 million, respectively, principal amount of the Notes in the Notes Offering on the same terms as the other Notes being offered.

The Notes will bear interest at a rate of 4.50% per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1, 2019. The Notes will be convertible into the Company’s American Depositary Shares (“ADSs”) and will mature on February 1, 2024, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The Company may not redeem the Notes prior to maturity, unless certain tax-related events occur. Holders of the Notes may require the Company to repurchase all or part of their Notes in cash on February 1, 2022 or in the event of certain fundamental changes. Holders may convert their Notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date. The initial conversion rate of the Notes is 105.1359 of the Company’s ADSs, each representing one Class A ordinary share of the Company, per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$9.51 per ADS and represents a conversion premium of approximately 27.5% above the NYSE closing price of the Company’s ADSs on January 30, 2019, which was US$7.46 per ADS). The conversion rate for the Notes is subject to adjustment upon the occurrence of certain events. Upon conversion, the Company will cause to be delivered to such converting holders the ADSs, and pay cash in lieu of any fractional ADS.

The Notes have been offered in the United States to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes, the ADSs deliverable upon conversion of the Notes prior to the resale restriction termination date and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

In connection with the Notes Offering, the Company has entered into capped call transactions with one or more of the initial purchasers and/or their respective affiliates and/or other financial institutions (the “Capped Call Option Counterparties”) and intends to use a portion of the net proceeds of the Notes Offering to pay the cost of such transactions. The capped call transactions are generally expected to reduce potential dilution to existing holders of the ordinary shares and ADSs of the Company upon conversion of the Notes, with such reduction subject to a cap, and subject to the Company’s ability to elect, subject to certain conditions, to settle the capped call transactions in cash (in which case the Company would not receive any ADSs from the Capped Call Option Counterparties upon settlement of the capped call transactions). If the initial purchasers exercise their option to purchase additional Notes, the Company expects to enter into additional capped call transactions. As part of establishing their initial hedges of the capped call transactions, the Capped Call Option Counterparties or their respective affiliates expect to trade the ADSs and/or enter into various derivative transactions with respect to the Company’s ADSs concurrently with, or shortly after, the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ADSs or the Notes at that time. If any such capped call transactions fail to become effective, whether or not the Notes Offering is completed, the Capped Call Option Counterparties may unwind their hedge positions with respect to the ADSs, which could adversely affect the value of the ADSs and, if the Notes have been issued, the value of the Notes.

In addition, the Capped Call Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to the ADSs, the Notes or other securities of the Company and/or by purchasing or selling the ADSs, the Notes or other securities of the Company in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so following any conversion of the Notes, if the Company exercises the relevant election under the capped call transactions, or repurchase of the Notes by the Company). This activity could also cause or avoid an increase or a decrease in the market price of the ADSs or the price of the Notes, which could affect noteholders’ decision to convert the Notes and, to the extent the activity occurs around the time of any conversion of the Notes, could affect the amount and value of the consideration that noteholders will receive upon conversion of such Notes.

The cap price of the capped call transactions is initially US$14.92 per ADS, representing a premium of approximately 100% to the NYSE closing price of the Company’s ADSs on January 30, 2019, which was US$7.46 per ADS, and is subject to adjustment under the terms of the capped call transactions.

In connection with the pricing of the Notes, the Company has also entered into privately negotiated zero-strike call option transactions with one or more of the initial purchasers or their respective affiliates (the “Zero-Strike Call Option Counterparties”) and intends to use a portion of the net proceeds of the Notes Offering to pay the aggregate premium under such transactions. Pursuant to the zero-strike call option transactions, the Company purchased in the aggregate, approximately 26.8 million ADSs, with delivery thereof (subject to adjustment) by the respective Zero-Strike Call Option Counterparties at settlement shortly after the scheduled maturity date of the Notes, subject to the ability of each Zero-Strike Call Option Counterparty to elect to settle all or a portion of the respective zero-strike option transaction early.

As part of establishing their initial hedge of the zero-strike call option transactions, the Zero-Strike Call Option Counterparties or their respective affiliates expect to enter into one or more derivative transactions with respect to the ADSs with purchasers of the Notes concurrently with or after the pricing of the Notes. The zero-strike call option transactions are intended to facilitate the hedging by the purchasers of the Notes of their investments by allowing such purchasers to establish short positions that generally correspond to commercially reasonable initial hedges of their investments in the Notes. Facilitating investors’ hedge positions by entering into the zero-strike call option transactions, particularly if investors purchase the ADSs on or around the day of the pricing of the Notes, could increase (or reduce the size of any decrease in) the market price of the ADSs and effectively raise the conversion price of the Notes. If any zero-strike call option transaction fails to become effective, whether or not the Notes Offering is completed, the respective Zero-Strike Call Option Counterparties may unwind their hedge positions with respect to the ADSs, which could adversely affect the market price of the ADSs and, if the Notes have been issued, the value of the Notes.

In addition, the Zero-Strike Call Option Counterparties or their respective affiliates may modify their respective hedge positions by entering into or unwinding one or more derivative transactions with respect to the ADSs, the Notes or other securities of the Company and/or by purchasing or selling ADSs, the Notes or other securities of the Company in secondary market transactions at any time, including following the pricing of the Notes and prior to the maturity of the Notes. This activity could also cause or avoid an increase or a decrease in the market price of the ADSs or the price of the Notes, which could affect noteholders’ decision to convert the Notes and, to the extent the activity occurs around the time of any conversion of the Notes, could affect the value of the consideration that noteholders will receive upon conversion of such Notes.

The Company expects to close the Notes Offering on or about February 4, 2019, subject to the satisfaction of customary closing conditions.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offerings of the Notes, the capped call transactions and zero-strike call option transactions, and there can be no assurance that any of the offerings, the capped call transactions and zero-strike call option transactions will be completed.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market, founded in November 2014. NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China from June 2018 and officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Jade Wei

Tel: +86-21-6908-3681

Email: ir@nio.com

Heather Diwu

Tel: +86-10-5687-4108

Email: ir@nio.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: nio@tpg-ir.com

Ross Warner

Tel: +86-10-5730-6201

Email: nio@tpg-ir.com

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